October 7, 2013

Larry Green

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Multi-Strategy Growth & Income Fund, File No. 811-22572

Dear Mr. Green:

On September 17, 2013, Multi-Strategy Growth & Income Fund (the "Registrant") filed a preliminary proxy statement.  On September 23, 2013, you provided comments by phone to Craig Foster.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

1.

Comment. Under the section entitled "Proposal I," under the sub-heading "Background and Information on Change in Control of Subadviser," please confirm whether Rule 15a-4 ("Rule 15a-4") under the Investment Company Act of 1940, as amended (the "1940 Act"), applies with respect to the interim subadvisory agreement between RJL Capital Management, LLC and First Allied Management, Inc. with respect to the Registrant (the "Interim Subadvisory Agreement").  If that rule does apply, please confirm that all provisions of Rule 15a-4 have been complied with.

Response.  Additional disclosure has been added to clarify that Rule 15a-4 does apply.

2.

Comment. Under the section entitled "Proposal I," please add additional disclosure describing the requirements of Section 15(f) of the 1940 Act and confirming such requirements will be met.

Response.  Additional disclosure has been added under the subheading "Anticipated Effects of the Merger on First Allied and The Fund" to describe the requirements of Section 15(f) of the 1940 Act and confirm that such requirements will be met.

3.

Comment.  The section entitled "SHAREHOLDER PROPOSALS" describes the procedure for shareholders to submit proposals for inclusion in the Registrant's proxy materials.  Please describe what notice requirements, if any, apply if a shareholder desires to raise a proposal from the floor at the shareholder meeting.

Response.  Additional disclosure has been added to clarify that no notice requirements apply if a shareholder desires to raise a proposal from the floor at the shareholder meeting.

4.

Comment. Please explain how broker non-votes and abstentions will be counted with respect to determining the existence of a quorum, the number of shares of the Registrant represented at the meeting and the passage of any proposal.

Response.  The last paragraph of the section entitled "Voting Securities and Voting" states that "[b]roker non-votes and abstentions will be considered present for purposes of determining the existence of a quorum and the number of shares of the Registrant represented at the meeting, but they are not affirmative votes for any proposal." The same paragraph further states that "[a]s a result, with respect to approval of each proposal, non-votes and abstentions will have the same effect as a vote against the proposal because the required vote is a percentage of the shares present or outstanding."

5.

Comment. On the form of proxy card, please use a font style other than "all caps" to make the disclosures currently styled in all caps more prominent.

Response.  The font style of the indicated language has been modified so that the language is in bold or italics, but not in all caps.

In addition, please be advised that on September 25, 2013, the merger transaction that caused a change in control of First Allied Asset Management, Inc. closed.  As a result, the proxy statement has been revised accordingly to reflect that the closing has already occurred.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Craig Foster at (614) 469-3280.

Sincerely,

/s/ Craig A. Foster

Craig A. Foster